
02030766


APR 1 1 2002
070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934


PE

Report on Form 6-K dated April 10, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel


PROCESSED
APR 1 9 2002
THOMSON
FINANCIAL

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosures:

1. Press Release dated April 10, 2002 re Partner reports the intention of Matav-Cable Systems Media Ltd. to sell 7.7% of Partner's shares to a subsidiary of Hutchison Whampoa Ltd.



Partner Reports Matav to Sell 7.7% of Partner's Shares to Hutchison

Rosh Ha'ayin, Israel, April 11, 2002 – **Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD)** announces that Matav-Cable Systems Media Ltd. ("Matav Cable"), the holder indirectly of approximately 15.2% of Partner's issued and outstanding share capital, has announced that it had entered today into conditional agreements (the "Agreements") pursuant to which Matav Cable will sell to a subsidiary of Hutchison Whampoa Ltd. ("Hutchison"), 13,778,668 Partner shares. The shares to be sold constitute approximately 7.7% of Partner's issued and outstanding share capital, and are held indirectly by Matav Cable through its Matav Investments Ltd. and Matbit Telecommunication Systems Ltd. subsidiaries. According to the announcement by Matav Cable, the shares are to be sold at a price of US$ 4.5295 per share, and the gross consideration to Matav Cable will be approximately US$ 62,410,000, and may be adjusted to up to US$ 67,640,000 pursuant to a certain agreed formula, six months after the completion of the Agreements.

The Agreements are subject to certain conditions precedent which must be met by April 18, 2002, including, *inter alia*, confirmation from Bank Hapoalim that it will not require Partner to repay its portion of Partner's credit facility on terms different from those applicable to the other banks participating in the credit facility and approval of the Israeli Ministry of Communications.

Upon completion of the sale, the shareholding of Hutchison in Partner will increase to approximately 42.7% and the shareholding of Matav Cable in Partner will decrease to approximately 7.5%.

Under its credit facility, Partner is required to repay Bank Hapoalim on an accelerated repayment schedule, as a result of Bank of Israel rules restricting loans to related entities. Certain controlling persons of Partner's principal shareholders are also, indirectly, part of the controlling group of shareholders of Bank Hapoalim, one of the banks participating in the credit facility. Upon fulfillment of the conditions precedent and completion of the sale of shares by Matav Cable to Hutchison as described above, Partner expects to cease to be considered a related entity to Bank Hapoalim for purposes of the Bank of Israel rules and, as a result, Partner expects that the Bank of Israel rules requiring Bank Hapoalim to receive accelerated repayment will no longer be applicable.

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international Orange Brand name and, through its network, provides quality of service and a range of features to more than 1.5 million subscribers in Israel. Partner subscribers can use roaming services in

96 countries using 230 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Contact:

Mr. Alan Gelman
Chief Financial Officer
Tel: +972-67814951
Fax: +972-67814161
E-mail: alan.gelman@orange.co.il

Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
Tel: +972-67814151
Fax: +972-67814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd



By /s/
Name: Alan Gelman
Title: Chief Financial Officer

Dated: April 11, 2002